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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                               Amendment No. 12

                           P. H. Glatfelter Company
______________________________________________________________________________
                                (Name of Issuer)

                                 Common Stock
______________________________________________________________________________
                         (Title of Class of Securities)

                                  377316104
______________________________________________________________________________
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement
CUSIP No.

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
           PNC Bank Corp.  25-143-5979


    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         a)
         b)

    3)   SEC USE ONLY


    4)   Citizenship or Place of Organization Pennsylvania


  Number of Shares             5) Sole Voting Power                   9,072,125
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power                 7,898,206


                               7) Sole Dispositive Power              9,046,648


                               8) Shared Dispositive Power            7,950,326


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     17,212,810


   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


   11) Percent of Class Represented by Amount in Row (9)                  38.94


   12) Type of Reporting Person (See Instructions)                           HC

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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                               Amendment No. 12

                           P. H. Glatfelter Company
______________________________________________________________________________
                                (Name of Issuer)

                                 Common Stock
______________________________________________________________________________
                         (Title of Class of Securities)

                                  377316104
______________________________________________________________________________
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement
CUSIP No.

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
           PNC Bancorp, Inc.  51-0326854


    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         a)
         b)

    3)   SEC USE ONLY


    4)   Citizenship or Place of Organization Delaware


  Number of Shares             5) Sole Voting Power                   9,072,125
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power                 7,898,206


                               7) Sole Dispositive Power              9,046,648


                               8) Shared Dispositive Power            7,950,326


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     17,212,810


   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


   11) Percent of Class Represented by Amount in Row (9)                  38.94


   12) Type of Reporting Person (See Instructions)                           HC

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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                               Amendment No. 12

                           P. H. Glatfelter Company
______________________________________________________________________________
                                (Name of Issuer)

                                 Common Stock
______________________________________________________________________________
                         (Title of Class of Securities)

                                  377316104
______________________________________________________________________________
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement
CUSIP No.

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
           PNC Bank, National Association, as trustee, executor, custodian and agent. 25-1197336


    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         a)
         b)

    3)   SEC USE ONLY


    4)   Citizenship or Place of Organization United States of America


  Number of Shares             5) Sole Voting Power                   9,071,825
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power                 7,898,206


                               7) Sole Dispositive Power              9,046,648


                               8) Shared Dispositive Power            7,950,326


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     17,212,510


   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


   11) Percent of Class Represented by Amount in Row (9)                  38.94


   12) Type of Reporting Person (See Instructions)                           HC

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   Item 3 - Statement Filed Pursuant to Rule 13d-1(b) or Rule 13d-2(b):
   Parent Holding Company in accordance with Rule 13d-1(b) (ii) (G):

   PNC Bank Corp. - HC

   PNC Bancorp, Inc. - HC (wholly owned subsidiary of PNC Bank Corp.)

   PNC Bank, N.A. - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

   Item 4 - Ownership:

    (a) Amount Beneficially Owned:
                                                                    17,212,810
    (b) Percent of Class:
                                                                         38.94
    (c) Number of shares to which such person has:
        (i) sole power to vote or to direct the vote                 9,072,125
        (ii) shared power to vote or to direct the vote              7,898,206
        (iii) sole power to dispose or to direct the disposition of  9,046,648
        (iv) shared power to dispose or to direct the disposition of 7,950,326

   Item 6 - Ownership of More than Five Percent on Behalf of
            Another Person:
              See Schedule A

   Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
            Holding Company:

   Included are the following subsidiaries of PNC Bank Corp. - HC:

   PNC Bancorp, Inc. - HC (wholly owned subsidiary of PNC Bank Corp.)

   PNC Bank, N.A. - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

   PNC Bank, Ohio, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

   Item 8 - Identification and Classification of Members of the Group:
   N/A

   Item 9 - Notice of Dissolution of Group:
   N/A



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                                  SCHEDULE A


                               P. H. Glatfelter


   Item 6 - Ownership of More than Five Percent on Behalf of
            Another Person

            The information contained in this statement relates to the shares of Common Stock that are held by PNC Bank, National Association, as trustee, executor, custodian or agent, (1) or by other bank subsidiaries of PNC Bank Corp., acting in similar capacities (collectively, the "Shares). In accordance with Section 13d-3, certain of the Shares may be beneficially owned by more than one person. Of the Shares held in trusts, certain persons, including the settlors, trustees, beneficiaries and others named in the trust documents or documents ancillary thereto, may have the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares. As to the Shares that are held as executor, custodian or agent, certain persons, including account owners, have the power, under law or by contract, to direct the receipt of dividends from, or the proceeds from the sale of, such Shares. Notwithstanding the beneficial ownership of the Shares by several persons, the total number of Shares is 17,212,510.

            The following persons may have the power to direct the receipt of dividends from, or the proceeds from the sale of, a number of Shares that represents more than 5% of the outstanding Common Stock.

                (a) Philip H. Glatfelter, III
                    c/o P.H. Glatfelter Co.
                    Spring Grove, PA 17362

            Philip H. Glatfelter, III is a co-trustee, along with PNC Bank, National Association, of 12 trusts holding an aggregate of 6,224,471 Shares, (2) and may be deemed to have shared voting and dispositive power as to such Shares. He also has a right to withdraw an aggregate of 1,256,330 Shares from two trust (3) and a right to purchase an aggregate of

            ------------
              1 PNC Bank, National Association, as Bank Constituent and
                trust Agent (as defined in the Voting Trust Agreement
                (as defined below), and PNC Bank Corp., as the parent of PNC Bank, National Association, also report their beneficial ownership as to 13,570,752 of the shares of Common Stock reported herein (the "Trust Shares") on a statement on
                Schedule 13D filed with the Securities and Exchange
                Commission. The Trust Shares are held by the P.H. Glatfelter Family Shareholders' Voting Trust established pursuant to agreement dated as of July 1, 1993 (the "Voting Trust Agreement"). PNC Bank, National Association, as Bank Constituent and Trust Agent, and PNC Bank Corp. filed such
                Schedule 13D because PNC Bank, National Association, as Bank Constitutent and Trust Agent, has certan powers under the Voting Trust Agreement that may be construed as voting power as to the Trust Shares. The Trust Shares are also included in this statement on Schedule 13G because they may be withdrawn from the Voting Trust by certain fiduciary trusts of which PNC Bank, National Association is a trustee or co-trustee, generally within 60 days. Such right of withdrawal may be deemed to continue the beneficial ownership of the Trust Shares by PNC Bank, National Association, as trustee or co-trustee of such fiduciary trusts, and PNC Bank Corp., as its parent corporation, that existed prior to the establishment of the Voting Trust.

              2 All of such Shares are Trust Shares (as defined in note 1).

              3 Philip H. Glatfelter, III serves as a co-trustee of
                one of these trusts. All of such Shares are Trust Shares (as defined in Note 1).



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            4,675,776 Shares from eight trusts. (4) In addition, he has an annual noncumulative right to withdrawal equal to the greater of 5% or $5,000 from two trusts holding an aggregatre of 88,316
            Shares. (5)

               (b) George H. Glatfelter
                   R.D. #5 - Woodsend
                   Spring Grove, PA 17362

            George H. Glatfelter is a co-trustee, along with PNC Bank, National Association, of five trusts holding an aggregate of 88,964 Shares, (6) and may be deemed to have shared voting and dispositive power as to all of such Shares. He also has a right to withdraw an aggregate of 901,161 Shares from two trusts (7) and a right to purchase an aggregate of 3,806,352 Shares from six trusts. (8) In addition, he has an annual, noncumulative right of withdrawal equal to the greater of 5% or $5,000 from two trusts holding an aggregate of 88,316 Shares. (9)

            -------------

              4 Philip H. Glatfelter, III serves as a co-trustee of
                two of these trusts. An aggregate of 1,600,872 of such Shares are Trust Shares (as defined in note 1).

              5 Philip H. Glatfelter, III serves as a co-trustee of
                both of these trusts. All of such Shares are Trust Shares (as defined in note 1).

              6 George H. Glatfelter serves as a co-trustee of four
                of these trust. All of such Shares are Trust Shares (as defined in note 1).

              7 All of such Shares are Trust Shares (as defined in note 1).

              8 An aggregate of 731,448 of such Shares are Trust Shares
                (as defined in note 1).

              9 George H. Glatfelter serves as a co-trustee of both
                of these trusts. All of such Shares are Trust Shares.

         Item 10 - Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


         Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 14, 1995
         _____________________________________________________________________
         Date

         /s/ William F. Strome
         _____________________________________________________________________
         Signature - PNC Bank Corp.


         William F. Strome, Senior Vice President
         _____________________________________________________________________
         Name/Title



         February 14, 1995
         _____________________________________________________________________
         Date


         /s/ Paul L. Audet
         _____________________________________________________________________
         Signature - PNC Bancorp, Inc.


         Paul L. Audet, Vice President
         _____________________________________________________________________
         Name/Title



         February 14, 1995
         _____________________________________________________________________
         Date

         /s/ William F. Strome
         _____________________________________________________________________
         Signature - PNC Bank, National Association


         William F. Strome, Senior Vice President
         _____________________________________________________________________
         Name/Title





                     See Agreement Attached as Exhibit A

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                                  AGREEMENT                           EXHIBIT A

                               February 9, 1995

        The undersigned hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of common stock issued by P.H. Glatfelter Company.

        Each of the undersigned states that it is entitled to individually use
Schedule 13G pursuant to Rule 13d-1(c) of the Act.

        Each of the undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness or accuracy of the information concerning the others.

                          PNC BANK CORP.


                          BY:  /s/ William F. Strome
                              ________________________________________
                               William F. Strome, Senior Vice President


                          PNC BANCORP, INC.


                          BY:  /s/ Paul L. Audet
                              ________________________________________
                               Paul L. Audet, Vice President


                          PNC BANK, NATIONAL ASSOCIATION


                          BY:  /s/ William F. Strome
                              ________________________________________
                               William F. Strome, Senior Vice President